                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                  Hayes Corporation (f/k/a Access Beyond, Inc.)
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    420762198
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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 CUSIP No. 420762198                    13G                    Page 2 of 6 Pages


 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Ronald A. Howard


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  / /

                                                                     (b)  / /

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              United States

                              5         SOLE VOTING POWER
                Number of                  1,134,664 shares           1.9%
                 Shares

              Beneficially    6         SHARED VOTING POWER
                Owned By                           0 shares             0%
                  Each

                Reporting     7         SOLE DISPOSITIVE POWER
                 Person                    1,134,664 shares           1.9%
                  With

                              8         SHARED DISPOSITIVE POWER
                                                   0 shares             0%

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,134,664 shares

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      / /
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                      1.9%

12        TYPE OF REPORTING PERSON*
                                       IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!



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ITEM 1.

         (a)      Name of Issuer:  Hayes Corporation (f/k/a Access Beyond, Inc.)

         (b)      Address of Issuer's Principal Executive Offices:

                                            5854 Peachtree Corners East
                                            Norcross, Georgia 30092

ITEM 2.

         (a)      Name of Person Filing: Ronald A. Howard

         (b)      Address of Principal Business Office, or, if none, Residence:

                                            5854 Peachtree Corners East
                                            Norcross, Georgia 30092

         (c)      Citizenship:                       United States.


         (d)      Title of Class of Securities:

                                            Common Stock, $0.01 par value.


         (e)      CUSIP Number:             420762108.


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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                  13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                                 Not Applicable

         (a)      / /  Broker or Dealer registered under Section 15 of the Act

         (b)      / /  Bank as defined in section 3(a)(6) of the Act

         (c) / / Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned: 1,134,664 shares.

         (b)      Percent of Class:   1.9%.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                           1,134,664 shares.

                  (ii)     shared power to vote or to direct the vote:
                           0 shares.

                  (iii) sole power to dispose or to direct the disposition of: 1,134,664 shares.

                  (iv) shared power to dispose or to direct the disposition of: 0 shares.



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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                    Not Applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                                    Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                                    Not Applicable.


ITEM 10.          CERTIFICATION

                                    Not Applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            January 7, 1998
                                            ------------------------------------
                                                Date


                                            /s/ Ronald A. Howard
                                            ------------------------------------
                                                Signature


                                            Ronald A. Howard
                                            ------------------------------------
                                                Name/Title
























ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
             CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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